UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 1, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:October 1, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors sales for September 2015 at 45,215 units

Mumbai, October 01, 2015: Sales of Tata Motors passenger and commercial vehicles (including exports) were lower by 2% at 45,215 units, sold in September 2015, over 46,154 vehicles sold in September 2014. The domestic sale of Tata commercial and passenger vehicles for September 2015 were flat at 40,813 nos., over 40,908 vehicles sold in September 2014.

Cumulative sales (including exports) for the fiscal at 242,569 nos., higher by 2% over 236,670 vehicles, sold last year.

Passenger Vehicles

In September 2015, Tata Motors passenger vehicles sales were flat at 11,774 nos., compared to 11,931 nos.

The sale of the passenger cars in September 2015 were higher by 5% at 10,226 nos., compared to 9,766 nos., in September 2014. UV sales declined by 28% at 1,548 nos., in September 2015.

Cumulative sales of all passenger vehicles in the domestic market for the fiscal are 65,006 nos., higher by 15% over last year.

Commercial Vehicles

In commercial vehicles, M&HCV sales continued to grow at 15,915 nos., higher by 52%, over September 2014. The Light & Small Commercial Vehicle sales however continued to reflect industry decline and were at 13,124 nos., a decline of 29% over September 2014.These impacted the overall commercial vehicles sales for Tata Motors in the domestic market, that were flat at 29,039 nos. in September 2015.

Cumulative sales of commercial vehicles in the domestic market for the fiscal was 149,361 nos., lower by 4% over last year. Cumulative LCV sales was 77,204 nos., a decline of 22% over last year, while M&HCV sales at 72,157 nos., were higher by 27%, over last year.

Exports

The company's sales from exports were 4,402 nos., in September 2015, lower by 16% compared to 5,246 vehicles in September 2014. The cumulative sales from exports for the fiscal at 28,202 nos., were higher by 16%, over 24,316 nos., sold last year.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.